Bold Energy Inc.

112 North Curry Street

Carson City, Nevada 89703

January 17, 2013

VIA EDGAR

United States Securities and Exchange Commission

Attn: John Reynolds, Assistant Director

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Re:         Bold Energy, Inc.

Request to Withdraw Preliminary Proxy Statement on Schedule 14A and Amendments

File No. 000-54816

Dear Mr. Reynolds:

Bold Energy, Inc. a Nevada corporation (the “Company”), hereby respectfully requests the immediate withdrawal of the Preliminary Proxy Statement on Schedule 14A, originally filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on November 13, 2012 (File No. 000-54816), along with any amendments and exhibits thereto (collectively referred to as the “Proxy Statement”).

The Company originally filed the Proxy Statement to solicit the approval of its shareholders to the proposed acquisition of Lot78, Inc. by the Company as contemplated by that certain Share Exchange Agreement dated November 12, 2012 (the “Acquisition”). Due to significant time constraints associated with the closing of the Acquisition, the Company obtained approval of the Acquisition by written consent of a majority of its shareholders in accordance with Section 78.320 of the Nevada Revised Statutes, in lieu of solicitation of shareholder votes. Accordingly, the Company does not intend to amend or finalize the Proxy Statement and requests that the Commission discontinue its review thereof.

If you have any questions regarding the foregoing request for withdrawal, please feel free to contact the Company’s counsel, Zouvas Law Group, PC, at (619) 688-1715.

Very truly yours,

BOLD ENERGY, INC.

/s/ Eden Clark
Eden Clark
CEO and President